UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Announcement of the final results of CSR plc’s (the “Company”) tender offer (the “Tender Offer”) to return cash of up to US$285 million to holders of its ordinary shares of £0.001 each in the share capital of the Company and American Depositary Shares.

CSR plc

Result of Tender Offer

Tender offer fully subscribed, with $285 million successfully returned to shareholders

49.08 million Ordinary Shares to be repurchased at 360 pence per Ordinary Share

30 November 2012

CSR plc (“CSR” or “the Company”) today announces the final results of the Tender Offer, details of which were set out in the Circular to Shareholders and ADS Holders published by the Company on 29 October 2012 (the “Circular”).

A total of 100,479,558 Ordinary Shares (including Ordinary Shares represented by ADSs) were properly tendered and not withdrawn by Shareholders and ADS Holders. A total of 49,080,388 Ordinary Shares (including Ordinary Shares represented by ADSs) were accepted for purchase by J.P. Morgan Cazenove at a price per Ordinary Share (referred to as the “Strike Price”) of 360 pence per Ordinary Share, for a total cost of £176.69 million. This represents approximately 22.9 per cent of the Company’s Issued Ordinary Share Capital (excluding Ordinary Shares held in Treasury) as at 29 November 2012. In accordance with the terms of the Tender Offer, all valid tenders submitted at or below 360 pence per Ordinary Share, as well as valid tenders submitted as Strike Price Tenders, will be scaled down pro-rata to the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) tendered by Shareholders. The purchase resulted in a proration factor of approximately 88.9 per cent of the Ordinary Shares (including Ordinary Shares represented by ADSs) tendered at or below the Strike Price being accepted.

As set out in the Circular, J.P. Morgan Cazenove will pay for the Ordinary Shares (including Ordinary Shares represented by ADSs) accepted. Following the purchase, as further set out in the Circular, CSR will buy back from J.P. Morgan Cazenove, the Ordinary Shares (including Ordinary Shares represented by ADSs) tendered by Shareholders, which are purchased by J.P. Morgan Cazenove under the terms of the Tender Offer. The Company then intends to cancel such Ordinary Shares (including the Ordinary Shares represented by ADSs), reducing the Issued Ordinary Share Capital from 214,491,976 Ordinary Shares to 165,411,588 Ordinary Shares (excluding the 16,193,671 Ordinary Shares of 0.1p each held in treasury as at 29 November 2012).

It is anticipated that consideration for the certificated Ordinary Shares purchased under the Tender Offer will be sent to Shareholders and ADS Holders by 5 December 2012 in the form of a cheque. CREST account holders will have their CREST accounts credited by 3 December 2012 (5 December 2012 for book-entry ADSs held through DTC). Balance certificates will be issued and share certificates for unsuccessfully tendered Ordinary Shares (book-entry return in the case of ADSs) will be sent by 7 December 2012.

Capitalised terms used in this announcement have the same meaning as given to them in the Circular.

If you have questions, please phone the Shareholder Helpline on 0871 384 2050 (from inside the UK) or +44 121 415 0259 (from outside the UK). The Shareholder Helpline is available from 8.30 a.m. to 5.30 p.m. (UK time) Monday to Friday (except UK public holidays) and will remain open until 11 January 2013.

If you are an ADS Holder or Ordinary Shareholder in the United States and have questions, please call the Information Agent at 877-456-3510 (tollfree from the US) and +1 412-232-3651 (from other countries), from 9.00 a.m. to 8.00 p.m. (New York City time) Monday through Friday and Saturday from 10.00 a.m. to 2.00 p.m. (New York City time). Banks, brokers and institutional holders may call +1 212-750-5833 (collect), Monday through Friday from 9.00 a.m. to 5.00 p.m. (New York City time).

Enquiries

CSR plc

Will Gardiner

Jeff Torrance

Paul Sharma

Tel: +44 (0) 1223 692 000

J.P. Morgan Cazenove (Financial Adviser and Corporate Broker)

Rupert Sadler

Dwayne Lysaght

James Robinson

Tel: + 44 (0) 20 7742 4000

Goldman Sachs International (Financial Adviser)

James Anderson

Tel: + 44 (0) 20 7774 1000

FTI Consulting (Financial Public Relations)

Jon Snowball

Tracey Bowditch

Tel: +44 (0) 20 7831 3113

Cautionary Statement

J.P. Morgan Securities plc (which conducts its UK investment banking activities as J.P. Morgan Cazenove), which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for the Company as financial adviser and broker in connection with the Tender Offer and the production of the Circular and is not advising, or acting for, any other person and will not be responsible to any person other than the Company for providing the protections afforded to the clients of J.P. Morgan Cazenove or for providing advice in relation to the Tender Offer or any other matters or arrangements referred to or contained in the Circular.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for the Company as financial adviser in connection with the Tender Offer and the production of the Circular and is not advising, or acting for, any other person and will not be responsible to the clients of Goldman Sachs International or for providing advice in relation to the Tender Offer or any other matters or arrangements referred to or contained in the Circular.

This announcement has been issued by, and is the sole responsibility of, CSR. Apart from the responsibilities and liabilities, if any, which may be imposed on J.P. Morgan Cazenove and Goldman Sachs International by FSMA or the regulatory regime established thereunder, neither J.P. Morgan Cazenove nor Goldman Sachs International accepts any responsibility or liability whatsoever for the contents of the Circular, and no representation or warranty, express or implied, is made by J.P. Morgan Cazenove or Goldman Sachs International in relation to the contents of the Circular, including in relation to its accuracy, completeness or verification or for any other statement made or purported to be made by them, or on their behalf, in connection with the Company or the Tender Offer. To the fullest extent permissible each of J.P. Morgan Cazenove and Goldman Sachs International accordingly disclaims all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of the contents of the Circular or any such statement.

This announcement contains (or may contain) certain forward-looking statements with respect to the Company’s current expectations and projections about future events. These statements, which sometimes use, but are not limited to, words such as ‘anticipate’, ‘believe’, ‘intend’, ‘estimate’, ‘expect’ and words of similar meaning, reflect the directors’ beliefs and expectations and involve a number of risks, uncertainties and assumptions that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. Statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in this announcement is subject to change without notice and, except as required by applicable law, neither the Company, J.P. Morgan Cazenove nor Goldman Sachs International assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Ordinary Shares (including Ordinary Shares represented by ADSs). The Tender Offer is made only pursuant to the Circular, the related Tender Form with respect to the Ordinary Shares and the related Letter of Transmittal with respect to the ADSs. In any jurisdiction where the securities, “blue sky”, or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of J.P. Morgan Securities plc by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Neither the SEC nor any US state securities commission has approved or disapproved of this transaction or passed upon the merits of fairness of such transaction or passed upon the adequacy of the information contained in the Circular. Any representation to the contrary is a criminal offence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: November 30, 2012	By:	/s/ Brett Gladden

Brett Gladden
Company Secretary